

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Sachin Adarkar, Esq.
General Counsel and Chief Compliance Officer
Prosper Marketplace, Inc.
101 Second Street, 15th Floor
San Francisco, California 94105

> **Re: Prosper Marketplace, Inc.**
> **Amendment No. 1 to Schedule TO-I**
> **Filed July 3, 2014**
> **File No. 005-88191**

Dear Mr. Adarkar:

We have reviewed your filing and have the following comments.

General

1.   Please confirm that you have disseminated disclosure of the changes made in response to prior comment 1 in a manner reasonably calculated to inform security holders of the change. See Rule 13e-4(e)(3).

Arrangements with Affiliates, Directors and Executive Officers, page 21

2.   We note your response to prior comment 5. Please file the remaining stock purchase agreements as exhibits to your Schedule TO. Please note that the staff generally would expect at least five business days to remain in an offer following a material change.

3.   We note your response to prior comment 6. Please provide further support for your assertion that the material provisions of exhibits (d)(7), (d)(8) and (d)(9), including Sections 3.3 and 3.5 of the investors' rights agreement and Sections 2(a) and (9)(k) of the voting agreement do not need to be disclosed in the offering document. Provisions granting board observer rights and approval rights for certain acquisitions, and provisions regarding the election of directors, appear to be material. Furthermore, the fact that these provisions may not be material to holders of notes or PMI Management Rights does not appear to be dispositive – disclosure is required to holders of the subject securities. Finally, we note that this disclosure would not be considered immaterial simply by virtue of its having been provided privately to those holders. This comment also applies to

newly-filed exhibit (d)(10), although we are not yet in receipt of your confidential treatment request with respect to that document.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Keir D. Gumbs, Esq.
        Covington & Burling LLP